Husky Energy Announces 2016 Third Quarter Results

Calgary, Alberta (October 27, 2016) - Husky Energy continued to grow its deep portfolio of high quality production in the third quarter while delivering $175 million in free cash flow and approximately $1.4 billion in net earnings.

“Amidst persistent volatility in oil prices over the past two years and sustained pressure on refined product prices, we have built a strong balance sheet with net debt now in line with our target,” said CEO Asim Ghosh. “We have achieved, ahead of schedule, our target of having more than 40 percent of production generated by low sustaining capital projects by the end of 2016. And we have many more such projects in the wings.”

Husky’s structural transformation over the past six years has increased its resilience and enhanced its ability to generate free cash flow even in this low oil price environment. Strong performance from thermal projects is now contributing more than 115,000 barrels per day (bbls/day), a fivefold increase to overall thermal production since 2010. These projects represent resilient, long life production with lower operating costs and reduced sustaining capital requirements.

In addition, a new pricing agreement for the Liwan Gas Project was finalized. “This was a successful outcome, providing for an attractive price over the life of the fields,” said Ghosh.

THIRD QUARTER RESULTS

Average Upstream production was 301,000 barrels of oil equivalent per day (boe/day) compared to 333,000 boe/day in the third quarter of 2015, primarily reflecting asset dispositions in Western Canada and reduced volumes at Liwan. This was partially offset by increasing volumes from three new low sustaining capital Lloyd thermal projects, the Sunrise Energy Project and initial production from the Hibernia formation well at North Amethyst in the Atlantic Region.

Throughputs at the refineries and the Lloydminster Upgrader averaged 320,000 bbls/day, which included one week of a 10-week turnaround at the Toledo Refinery, compared to 293,000 bbls/day in the same period last year.

WTI prices averaged $44.94 US per barrel compared to $46.43 US per barrel in the third quarter of 2015. Average realized pricing for total Upstream production was $33.11 per boe, compared to $39.45 per boe in the third quarter of 2015.

U.S. refining crack spreads continued to be challenged by a historically high level of finished product inventories. The Chicago 3:2:1 crack spread averaged $14.29 US per barrel, one of the lowest seasonal prices in recent years, compared to $23.87 US per barrel in the third quarter of 2015. Average realized U.S. refining margins were $7.34 US per barrel compared to $8.10 US per barrel a year ago, reflecting the increased cost of RINs and the impact of ramp-ups following major turnarounds in U.S. Refining.

In Canada, steady performance at the asphalt refinery and Lloydminster Upgrader led to refining margins of $22.99 per barrel and $17.00 per barrel respectively, compared to $27.16 per barrel and $7.16 per barrel in the third quarter of 2015.

Cash flow from operations was $484 million, including a pre-tax FIFO loss of $64 million and a pre-tax RIN cost of $34 million. In addition, cash flow did not include $146 million in cash that was received as pre-payment for future gas volumes at Liwan.

Net earnings were approximately $1.4 billion. This included a $1.3 billion after-tax gain from the sale of select Midstream assets and a $167 million after-tax gain associated with the closing of the Western Canada dispositions. The adjusted net loss was $100 million.

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	Three Months Ended			Nine Months Ended
	Sept. 30 2016	June 30 2016	Sept. 30 2015	Sept. 30 2016	Sept. 30 2015
1) Daily Production, before royalties
Total Equivalent Production (mboe/day)	301	316	333	319	342
Crude Oil and NGLs (mbbls/day)	214	228	223	227	226
Natural Gas (mmcf/day)	521	529	658	556	699
2) Operating Netback ($/boe)(1)(2)	15.70	17.30	20.72	14.09	23.67
3) Refinery and Upgrader Throughput (mbbls/day)	320	255	293	296	302
4) Cash Flow from Operations(2) (Cdn $ millions)	484	488	674	1,406	2,689
Per Common Share - Basic ($/share)	0.48	0.49	0.68	1.40	2.73
Per Common Share - Diluted ($/share)	0.48	0.49	0.68	1.40	2.73
5) Net Earnings (loss) (Cdn $ millions)	1,390	(196)	(4,092)	736	(3,781)
Per Common Share - Basic ($/share)	1.37	(0.20)	(4.17)	0.71	(3.87)
Per Common Share - Diluted ($/share)	1.37	(0.20)	(4.19)	0.70	(3.92)
6) Adjusted Net Earnings (loss)(2)	(100)	(91)	(101)	(649)	214
7) Capital Investment, including acquisitions (Cdn $ millions)	309	595	817	1,314	2,364
8) Dividend Per Common Share ($/share)	0.00(3)	0.00(3)	0.30(4)	0.00(3)	0.90
9) Net Debt(5) ($ billion)	4.1	6.3	6.8	4.1	6.8
(1) Operating netback includes results from Upstream Exploration and Production and excludes Upstream Infrastructure and Marketing.
(2) Operating netback, cash flow from operations and adjusted net earnings (loss) are non-GAAP measures. Refer to Section 11 of the Q3 MD&A, which is incorporated herein by reference.
(3) The quarterly common share dividend remains suspended.
(4) Dividends declared for the third quarter of 2015 were issued in the form of common shares.
(5) Net debt, a non-GAAP measure, is calculated as total debt less cash and cash equivalents. Total debt is calculated as long term debt, long term debt due within one year and short-term debt.

Area Summary

Heavy Oil

The last of three Lloyd thermal projects scheduled for completion this year was brought on production.

•	The Edam West Lloyd Thermal Project achieved its 4,500 bbls/day design capacity in October and continues to ramp up.

•	The Vawn Lloyd Thermal Project reached its 10,000 bbls/day design capacity in September and continues to ramp up.

•	The Edam East Lloyd Thermal Project continues to produce above its 10,000 bbls/day design capacity with current volumes exceeding 15,000 bbls/day.

The Tucker Thermal Project near Cold Lake, Alberta averaged about 20,000 bbls/day. Heavy oil thermal production, including Tucker, averaged 88,300 bbls/day in the third quarter.

At the 10,000 bbls/day Rush Lake 2 Lloyd Thermal Project, site preparation is under way with long-lead equipment ordered. First oil is expected in 2019.

Husky is assessing a substantial inventory of 17 additional Lloyd thermal projects representing approximately 150,000 bbls/day of additional higher quality production to be brought on over time. This includes three 10,000 bbls/day projects expected to be sanctioned soon.

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Western Canada

The Company closed several outstanding Western Canada asset sales, in line with its objective to progressively build a more capital efficient business with reduced sustaining capital requirements.

In aggregate, about 27,000 boe/day, including royalty interests, has been sold in 2016 for gross proceeds of $1.3 billion.

Downstream

The Company closed a $1.7 billion transaction to create the new Husky Midstream Limited Partnership, which has assumed ownership of select midstream assets. Husky retains a 35 percent interest in the partnership.

The Lima Refinery is now processing about 8,000 bbls/day of heavy crude feedstock following completion of the first phase of the crude oil flexibility project.

A planned feedstock optimization project was completed at the partner-operated Toledo Refinery. The refinery is now able to process about 65,000 bbls/day of Hi-TAN crude oil, with its overall nameplate capacity remaining at 160,000 bbls/day.

Asia Pacific Region

China

Gross sales volumes from Liwan averaged 220 million cubic feet per day (mmcf/day), with associated liquids production of 10,600 bbls/day. Gross take or pay gas volumes remain in the range of 300-330 mmcf/day.

The installation of the second 22-inch subsea pipeline at Liwan was completed to provide additional operating flexibility and redundancy over the life of the project.

Indonesia

The Company continues to progress its natural gas field developments offshore Indonesia in the Madura Strait.

At the liquids-rich BD field, pipeline construction is ongoing and the project is about 90 percent complete, with all four development wells drilled and cased to target depth. Construction of an FPSO (floating production, storage and offloading) vessel to process gas and liquids is nearing completion, with preparation underway for transportation and installation at the field location.

First production from the BD field is expected to commence in 2017 with a net production target of 40 mmcf/day gas and 2,400 bbls/day of associated liquids.

At the shallow water MDA-MBH fields, the engineering, procurement and construction work is about 20 percent complete, and tendering is nearing completion for an FPU (floating production unit). At the MDK field, the EPCI tendering process has been completed. The fields will be developed in tandem and are scheduled to come on production in the 2018-2019 timeframe.

Combined net sales volumes from BD, MDA-MBH and MDK are expected to be approximately 100 mmcf/day of gas (net to Husky) and 2,400 bbls/day of associated liquids once production is fully ramped up.

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Oil Sands

The Sunrise Energy Project has resumed its ramp up following the restart of operations after the Fort McMurray wildfires.

Gross production is currently about 33,000 bbls/day with steam chambers continuing to build as expected.

Atlantic Region

Average net production was about 24,800 bbls/day, reflecting the turnaround on the SeaRose FPSO vessel.

In the Jeanne d’Arc Basin, first oil was achieved at the Hibernia formation well at North Amethyst in mid-September. The well recently reached production rates of 5,000 bbls/day (net to Husky).

At South White Rose, a third infill well has been spudded and first production is anticipated around the end of the year.

The assessment of West White Rose is progressing with a focus on increased capital efficiency and improved resource capture.

Husky and its partner are planning the next steps in the Flemish Pass Basin. Husky holds a 35 percent working interest in the Bay du Nord, Mizzen, Harpoon, Bay de Verde and Baccalieu discoveries.

CORPORATE DEVELOPMENTS

Regular dividend payments on each of the Cumulative Redeemable Preferred Shares - Series 1, Series 2, Series 3, Series 5 and Series 7 - will be paid for the three-month period ended December 31, 2016. The dividends will be payable on January 3, 2017 to holders of record at the close of business on November 28, 2016.

Share Series	Dividend Type	Rate (%)	Dividend Paid ($/share)

Series 1	Regular	2.404	$0.15025
Series 2	Regular	2.242	$0.14089
Series 3	Regular	4.50	$0.28125
Series 5	Regular	4.50	$0.28125
Series 7	Regular	4.60	$0.28750

CONFERENCE CALL

A conference call will take place on Thursday, October 27 at 10 a.m. Mountain Time (12 p.m. Eastern Time) to discuss the Company’s third quarter results. CEO Asim Ghosh, COO Rob Peabody, CFO Jon McKenzie and Downstream Senior VP Bob Baird will participate in the call.

To listen live: Canada and U.S. Toll Free: 1-800-319-4610 Outside Canada and U.S.: 1-604-638-5340
To listen to a recording (after 12 p.m. on October 27)

Canada and U.S. Toll Free: 1-800-319-6413
Outside Canada and U.S.:     1-604-638-9010
Passcode: 0746
Duration: Available until November 27, 2016
Audio webcast: Available for 90 days at www.huskyenergy.com
under Investor Relations

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Husky Energy is one of Canada's largest integrated energy companies. It is headquartered in Calgary, Alberta, Canada and its shares are publicly traded on the Toronto Stock Exchange under the symbols HSE, HSE.PR.A, HSE.PR.B, HSE.PR.C, HSE.PR.E and HSE.PR.G. More information is available at www.huskyenergy.com

For further information, please contact: Investor Inquiries: Rob Knowles Manager, Investor Relations Husky Energy Inc. 587-747-2116	Media Inquiries: Mel Duvall Manager, Media & Issues Husky Energy Inc. 403-513-7602

FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking statements and information (collectively “forward-looking statements”), within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The forward-looking statements contained in this news release are forward-looking and not historical facts.
Some of the forward-looking statements may be identified by statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “will continue”, “is anticipated”, “is targeting”, “estimated”, “intend”, “plan”, “projection”, “could”, “aim”, “vision”, “goals”, “objective”, “target”, “schedules” and “outlook”). In particular, forward-looking statements in this news release include, but are not limited to, references to:

•
with respect to the business, operations and results of the Company generally: the Company’s general strategic plans and growth strategies; the Company’s ability to generate free cash flow in the low oil price environment; the Company’s objectives with respect to net debt to cash flow; anticipated low sustaining capital projects; expectation that thermal projects will have long life production with lower operating costs and reduced sustaining capital requirements;

•
with respect to the Company's Asia Pacific Region: planned timing of first production at, and targeted daily volumes of production from, the Company’s BD field; planned timing of first gas from the Madura Strait MDA-MBH and MDK fields; targeted 2018-2019 combined daily volumes of production from the Madura Strait developments; and expected life of the Liwan Gas Project;

•	with respect to the Company's Atlantic Region: anticipated net peak daily production from the Company’s North Amethyst Hibernia well project; timing of first production at the White Rose field;

•
with respect to the Company's Heavy Oil properties: anticipated timing of first production from, and forecast design capacity of, the Company’s Rush Lake 2 heavy oil thermal project; and forecasted design capacity of the Company’s Edam East, Vawn, Edam West heavy oil thermal projects; and

•	with respect to the Company's Western Canadian oil and gas resource plays; the Company’s strategic plans for its Western Canada portfolio.

There are numerous uncertainties inherent in projecting future rates of production and the timing of development expenditures. The total amount or timing of actual future production may vary from production estimates.

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Although the Company believes that the expectations reflected by the forward-looking statements presented in this news release are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to the Company about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources including third-party consultants, suppliers, regulators and other sources.
Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to Husky.
The Company’s Annual Information Form for the year ended December 31, 2015 and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.
Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company's course of action would depend upon its assessment of the future considering all information then available.
Non-GAAP Measures
This news release contains the terms free cash flow, which is a non-GAAP measure. Refer to Section 11 of the Q3 MD&A, which is incorporated herein by reference.
Disclosure of Oil and Gas Information
The Company uses the terms barrels of oil equivalent (“boe”), which is consistent with other oil and gas companies’ disclosures, and is calculated on an energy equivalence basis applicable at the burner tip whereby one barrel of crude oil is equivalent to six thousand cubic feet of natural gas. The term boe is used to express the sum of the total company products in one unit that can be used for comparisons. Readers are cautioned that the term boe may be misleading, particularly if used in isolation. This measure is used for consistency with other oil and gas companies and does not represent value equivalency at the wellhead.
Note to U.S. Readers
All currency is expressed in Canadian dollars unless otherwise indicated.

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